SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to poll results of the extraordinary general meeting held on October 23, 2015, dated October 23, 2015.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 26, 2015	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	President and Chief Operating Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

EXTRAORDINARY GENERAL MEETING HELD ON 23 OCTOBER 2015 –

POLL RESULTS

The Board of the Company is pleased to announce that the proposed resolution was duly passed by shareholders by way of poll at the EGM of the Company held on 23 October 2015.

Reference is made to the notice of the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) dated 7 September 2015. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as ascribed to them in the notice of the extraordinary general meeting.

Poll Results of the EGM

The board of directors (the “Board”) of the Company is pleased to announce that the extraordinary general meeting of the Company was held on Friday, 23 October 2015 (the “EGM”) at No. 31 Jinrong Street, Xicheng District, Beijing, PRC. The number of issued shares of the Company as at the date of the EGM was 80,932,368,321, which was the total number of shares entitling the holders to attend and vote for or against the resolution proposed at the EGM. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the EGM. The EGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company.

A-1

The poll results in respect of the proposed resolution at the EGM were as follows:

Ordinary Resolution	No. of votes (%)
	For	Against
Ordinary resolution of the Notice of the EGM dated 7 September 2015 (to approve the election of Mr. Chang Xiaobing as a Director of the Company)	73,870,875,116 (98.6330%)	1,023,772,781 (1.3670%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as scrutineer for the vote-taking at the EGM.

APPOINTMENT OF DIRECTOR

The appointment of Mr. Chang Xiaobing as a Director of the Company was approved at the EGM and the term of office commences from 23 October 2015 until the annual general meeting of the Company for the year 2016 to be held in the year 2017. The Company will enter into service contract with Mr. Chang Xiaobing and the Board will determine remuneration of Mr. Chang with reference to his duties, responsibilities, experience as well as current market situation.

Mr. Chang Xiaobing, aged 58, is the Chairman and Chief Executive Officer of the Company. Mr. Chang is a professor-level senior engineer. He graduated from the Nanjing Institute of Posts and Telecommunications with a bachelor degree in telecommunications engineering in 1982 and received a master degree in business administration from Tsinghua University in 2001. He received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Chang served as Deputy Director General of the Nanjing Telecommunications Bureau in Jiangsu province, Deputy Director General of Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, Deputy Director General and Director General of the Telecommunications Administration Bureau of the former Ministry of Information Industry, Vice President of China Telecommunications Corporation, Executive Director and President of China Telecom Corporation Limited, the Chairman of China United Network Communications Group Company Limited, the Chairman of China United Network Communications Limited, the Chairman of China United Network Communications Corporation Limited, Executive Director, Chairman and Chief Executive Officer of China Unicom (Hong Kong) Limited and a director of Telefónica S.A.. Mr. Chang is currently the Chairman of China Telecommunications Corporation. Mr. Chang has extensive operational and managerial experience in the telecommunications industry.

A-2

Save as disclosed in this announcement, Mr. Chang Xiaobing did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Chang does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed in this announcement, there is no other information relating to the appointment of Mr. Chang that shall be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

By Order of the Board China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Beijing, PRC, 23 October 2015

As of the date of this announcement, the Board consists of Mr. Chang Xiaobing as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Zhu Wei as the non-executive director, and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming as the independent non-executive directors.

A-3